Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 3 DATED JULY 1, 2015

TO THE PROSPECTUS DATED MARCH 12, 2015

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated March 12, 2015, as supplemented by Supplement No. 1, dated May 13, 2015, and Supplement No. 2, dated June 1, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•         the renewal of the Advisory Agreement;

•         the approval of the Second Amended and Restated Equity Incentive Plan and the Amended and Restated Secondary Equity Incentive Plan; and

•         the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1 through June 30, 2015, for each of our classes of common stock.

Renewal of Advisory Agreement

On June 23, 2015, we, the Operating Partnership and our Advisor agreed to renew the Advisory Agreement effective as of June 30, 2015 for an additional one-year term expiring June 30, 2016. The terms of the Advisory Agreement otherwise remain unchanged.

Equity Incentive Plans

The following disclosure replaces the “Equity Incentive Plans” section of the Prospectus and all similar disclosure in the Prospectus.

Equity Incentive Plans

Second Amended and Restated Equity Incentive Plan

On March 12, 2015, our board of directors adopted the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan was approved by our stockholders on June 23, 2015. The Equity Incentive Plan provides for the granting of cash-based awards and stock-based awards, including stock options, stock appreciation rights, restricted stock, and stock units to our employees (if we have any in the future), our independent directors, employees of the Advisor or its affiliates, other advisors and consultants of ours and of the Advisor selected by the plan administrator for participation in the Equity Incentive Plan, and any prospective director, officer, employee, consultant, or advisor of the Company and the Advisor. Any such stock-based awards, including stock options, stock appreciation rights, restricted stock, and stock units will provide for exercise prices, where applicable, that are not less than the fair market value of shares of our common stock on the date of the grant.

Our board of directors administers the Equity Incentive Plan as the plan administrator, with sole authority to select participants, determine the types of awards to be granted and determine all the terms and conditions of the awards, including whether the grant, vesting or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the Equity Incentive Plan if the grant, vesting and/or exercise of the awards would jeopardize our status as a REIT for tax purposes or otherwise violate the ownership and transfer restrictions imposed under our charter. Unless determined by the plan administrator, no award granted under the Equity Incentive Plan will be transferable except through the laws of descent and distribution.

An aggregate maximum of 5.0 million shares of our common stock may be issued upon grant, vesting or exercise of awards under the Equity Incentive Plan, although the board of directors, to date, has only authorized and reserved for issuance a total of 2.0 million shares of our common stock under the Equity Incentive Plan. In addition, to any individual in any single calendar year no more than 200,000 shares may be made subject to stock options or stock appreciation rights under the Equity Incentive Plan and no more than 200,000 shares may be made subject to other stock-based awards under the Equity Incentive Plan. Further, no more than $1.0 million may be paid under a cash-based award to any individual in a single calendar year.

If any shares subject to an award are forfeited or cancelled, or if an award is settled in cash, terminates unearned or expires, in each case, without a distribution of shares, the shares with respect to such award shall, to the extent of any such forfeiture, cancellation, cash settlement, termination or expiration, again be available for awards under the Equity Incentive Plan. By contrast, if shares are surrendered or withheld as payment of the exercise price of an award or withholding taxes in respect of an award, the shares with respect to such award shall, to the extent of any such surrender or withholding, no longer be available for awards under the Equity Incentive Plan. In the event of certain corporate transactions affecting our common stock, such as, for example, a reorganization, recapitalization, merger, spin-off, split-off, stock dividend or extraordinary dividend, our board of directors will have the sole authority to determine whether and in what manner to equitably adjust the number and type of shares and the exercise prices applicable to outstanding awards under the plan, the number and type of shares reserved for future issuance under the plan, and, if applicable, performance goals applicable to outstanding awards under the plan. Fractional shares that result from any adjustment will be disregarded.

Under the Equity Incentive Plan, the plan administrator will determine the treatment of awards in the event of a change in our control. The Equity Incentive Plan will automatically expire on March 12, 2025, unless earlier terminated by our board of directors. Our board of directors may terminate the Equity Incentive Plan at any time. The expiration or other termination of the Equity Incentive Plan will have no adverse impact on any award that is outstanding at the time the Equity Incentive Plan expires or is terminated without the consent of the holder of the outstanding award. Our board of directors may amend the Equity Incentive Plan at any time, but no amendment will adversely affect any award on a retroactive basis without the consent of the holder of the outstanding award, and no amendment to Equity Incentive Plan will be effective without the approval of our stockholders if such approval is required by any law, regulation or rule applicable to the Equity Incentive Plan. The same is true for any amendment to remove the prohibition on repricing. No amendment will be made that could jeopardize the status of the Company as a REIT under the Code.

Secondary Equity Incentive Plan

On March 12, 2015, the board of directors also adopted the Amended and Restated Secondary Equity Incentive Plan (the “Secondary Plan”). The Secondary Plan was approved by our stockholders on June 23, 2015. The Secondary Plan is substantially similar to the Equity Incentive Plan, except that under the Secondary Plan, an eligible participant is any person, trust, association or entity to which the plan administrator desires to grant an award. An aggregate maximum of 5.0 million shares may be issued upon grant, vesting or exercise of awards under the Secondary Plan, although the board of directors, to date, has only authorized and reserved for issuance a total of 2.0 million shares of our common stock under the Secondary Plan.

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Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1 through June 30, 2015.

Date	NAV per Share

	Class E	Class A	Class W	Class I
June 1, 2015	$7.28	$7.28	$7.28	$7.28
June 2, 2015	$7.28	$7.28	$7.28	$7.28
June 3, 2015	$7.29	$7.29	$7.29	$7.29
June 4, 2015	$7.29	$7.29	$7.29	$7.29
June 5, 2015	$7.29	$7.29	$7.29	$7.29
June 8, 2015	$7.29	$7.29	$7.29	$7.29
June 9, 2015	$7.29	$7.29	$7.29	$7.29
June 10, 2015	$7.30	$7.30	$7.30	$7.30
June 11, 2015	$7.30	$7.30	$7.30	$7.30
June 12, 2015	$7.30	$7.30	$7.30	$7.30
June 15, 2015	$7.30	$7.30	$7.30	$7.30
June 16, 2015	$7.30	$7.30	$7.30	$7.30
June 17, 2015	$7.30	$7.30	$7.30	$7.30
June 18, 2015	$7.28	$7.28	$7.28	$7.28
June 19, 2015	$7.28	$7.28	$7.28	$7.28
June 22, 2015	$7.28	$7.28	$7.28	$7.28
June 23, 2015	$7.28	$7.28	$7.28	$7.28
June 24, 2015	$7.29	$7.29	$7.29	$7.29
June 25, 2015	$7.29	$7.29	$7.29	$7.29
June 26, 2015	$7.29	$7.29	$7.29	$7.29
June 29, 2015	$7.38	$7.38	$7.38	$7.38
June 30, 2015	$7.38	$7.38	$7.38	$7.38

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

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